As filed with the Securities and Exchange Commission on May 20, 2019
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

GUARDANT HEALTH, INC.
(Exact name of registrant as specified in its charter)

Delaware	8071	45-4139254
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
505 Penobscot Dr.
Redwood City, California 94063
Telephone: (855) 698-8887
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Helmy Eltoukhy
Chief Executive Officer and Co-Founder
505 Penobscot Dr.
Redwood City, California 94063
Telephone: (855) 698-8887
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
B. Shayne Kennedy Drew Capurro Latham & Watkins LLP 650 Town Center Drive, 20th Floor Costa Mesa, California 92626 Telephone: (714) 540-1235 Fax: (714) 755-8290	Michael Wiley Chief Legal Officer 505 Penobscot Dr. Redwood City, California 94063 Telephone: (855) 698-8887 Fax: (888) 974-4258	Charles S. Kim David Peinsipp Kristin VanderPas Cooley LLP 4401 Eastgate Mall San Diego, California 92121 Telephone: (858) 550-6000 Fax: (858) 550-6420

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.
If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Common Stock, $0.00001 par value per share	$394,231,500	$47,781

(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended. Includes shares of common stock that the underwriters have an option to purchase.

(2)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
Subject to Completion, dated May 20, 2019
Preliminary prospectus
4,500,000 shares

Common stock
We are offering 4,500,000 shares of our common stock.
Our common stock is listed on the Nasdaq Global Select Market under the symbol “GH.” On May 17, 2019, the last reported sale price of our common stock as reported on the Nasdaq Global Select Market was $76.18 per share.
We are an “emerging growth company” as defined under the federal securities laws and, as such, have elected to comply with certain public company reporting requirements.

	Per share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to Guardant Health, Inc., before expenses	$	$

(1)    See “Underwriting” for a description of the compensation payable to the underwriters.
We have granted the underwriters an option for a period of 30 days to purchase up to 675,000 additional shares of common stock.
Investing in our common stock involves a high degree of risk. See “Risk factors” beginning on page 12.
Neither the Securities and Exchange Commission nor any other state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
The underwriters expect to deliver the shares to purchasers on or about                     , 2019.

J.P. Morgan	BofA Merrill Lynch
.                    , 2019

Neither we nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in or incorporated by reference in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares of common stock offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in or incorporated by reference in this prospectus or in any applicable free writing prospectus is current only as of its date, regardless of its time of delivery or any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.
To the extent there is a conflict between the information contained in this prospectus, on the one hand, and the information contained in any document incorporated by reference filed with the Securities and Exchange Commission, or the SEC, before the date of this prospectus, on the other hand, you should rely on the information in this prospectus. If any statement in a document incorporated by reference is inconsistent with a statement in another document incorporated by reference having a later date, the statement in the document having the late date modifies or supersedes the earlier statement.
We have not and the underwriters have not taken any action that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons who have come into possession of this prospectus in a jurisdiction outside the United States are required to inform themselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

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Prospectus summary
The following summary highlights information contained elsewhere in this prospectus and in documents incorporated by reference. This summary is not complete and may not contain all the information you should consider before investing in our common stock. You should read this entire prospectus and the documents incorporated by reference in this prospectus carefully, especially the risks of investing in our common stock discussed under the heading “Risk factors,” and our consolidated financial statements and related notes incorporated by reference in this prospectus before making an investment decision. Except as otherwise indicated herein or as the context otherwise requires, references in this prospectus and the documents incorporated by reference in this prospectus to “Guardant Health,” “Guardant,” “the Company,” “we,” “us” and “our” refer to Guardant Health, Inc. and its consolidated subsidiaries.
Overview
We are a leading precision oncology company focused on helping conquer cancer globally through use of our proprietary blood-based tests, vast data sets and advanced analytics. We believe that the key to conquering cancer is unprecedented access to its molecular information throughout all stages of the disease, which we intend to enable by a routine blood draw, or liquid biopsy. Our Guardant Health Oncology Platform is designed to leverage our capabilities in technology, clinical development, regulatory and reimbursement to drive commercial adoption, improve patient clinical outcomes and lower healthcare costs. In pursuit of our goal to manage cancer across all stages of the disease, we have launched our Guardant360 and GuardantOMNI tests for advanced stage cancer. These tests fuel our LUNAR programs, which include our recently launched LUNAR assay for research use only, or RUO, by biopharmaceutical and academic researchers, and the tests we are developing for minimal residual disease and recurrence as well as for early detection and screening. Our Guardant360 test launched in 2014, as a laboratory-developed test, has been used by more than 6,000 oncologists, over 50 biopharmaceutical companies and all 28 National Comprehensive Cancer Network, or NCCN, Centers in the United States, and we believe it is the world’s market leading comprehensive liquid biopsy test based on public disclosure of the number of comprehensive liquid biopsy tests sold in 2018.
Precision oncology, as it is practiced today, is primarily focused on matching cancer patients to personalized treatments based on the underlying molecular profile of their tumors. There is a critical need to expand the scope of precision oncology to enable precise detection, monitoring and selection of the appropriate intervention as early in the disease state as possible. We believe a major challenge to achieving this is the limited access to cancer’s molecular information. Traditionally, tissue tests that require physical access to tumor tissue through a biopsy or surgery have been used to gain access to this information. A tissue biopsy or surgical procedure, however, is often invasive, time-consuming and costly, which limits the utility of tissue tests. Tissue tests are also not feasible for certain applications such as screening for early detection of cancer.
Our liquid biopsy tests address many of the challenges of tissue biopsies. We believe our tests can expand the scope of precision oncology to earlier stages of the disease, improve patient outcomes and lower healthcare costs. We estimate the market opportunity for our current commercial and pipeline products is over $35 billion in the United States, comprising applications for clinicians and biopharmaceutical customers to address early to late-stage disease, including:
Therapy selection in advanced stage cancer patients.
We are pioneering the clinical comprehensive liquid biopsy market with our Guardant360 and GuardantOMNI tests. Based on SEER Cancer Registry statistics we estimate the total number of metastatic cancer patients in the United States to be approximately 700,000. Using publicly available pricing for tissue-based therapy selection tests, and assuming patients are tested an average of two times over the course of their disease, we estimate the potential market opportunity for therapy selection among these patients to be approximately $4 billion. Additionally, based on the number of targeted therapy and immuno-oncology therapy programs in the current clinical pipeline, prevalence data, and typical pricing for our tests when used by our biopharmaceutical company customers in connection with their clinical trials, we estimate that the potential market opportunity for our products in use by biopharmaceutical companies is approximately $2 billion. By combining these two, we estimate the aggregate market opportunity for therapy selection in late-stage cancer patients to be approximately $6 billion. Our

Guardant360 test is a molecular diagnostic test measuring 73 cancer-related genes and our GuardantOMNI test has a broader 500-gene panel with a footprint of greater than two megabytes, both of which analyze circulating tumor DNA in blood. Our Guardant360 test has been used over 100,000 times by clinicians to help inform which therapy may be effective for advanced stage cancer patients with solid tumors. It is also used by biopharmaceutical companies for a range of applications, including identifying target patient populations to accelerate translational science research, clinical trial enrollment, and drug development, and post-approval commercialization. Our GuardantOMNI test, launched in 2017 for RUO, is specifically built for our biopharmaceutical customers as a comprehensive genomic profiling tool to help accelerate clinical development programs in both immuno-oncology and targeted therapy. Recently, our GuardantOMNI test was used by a biopharmaceutical partner in a phase III immune-oncology clinical trial to identify approximately 75% more patients who would respond to therapy, in contrast to identifying patients via traditional tissue-based testing.
Recurrence detection in cancer survivors.
We are developing tests from our LUNAR-1 program for minimal residual disease and recurrence detection in cancer survivors. The American Cancer Society estimated that in 2016 there were approximately 15 million solid tumor cancer survivors. We believe that these individuals are candidates for screening tests for minimal residual disease and recurrence of their cancer and that this reflects a potential market opportunity of approximately $15 billion. Our LUNAR-1 program leverages data and learnings from Guardant360 and GuardantOMNI tests and is designed to develop tests that enable clinicians to detect minimal residual disease for adjuvant treatment and detect cancer recurrence at a stage when intervention may have a higher chance of success. At the 2018 International Association of Lung Cancer Meeting we presented data from our LUNAR-1 program in non-small cell lung cancer, or NSCLC, which demonstrated that, among the patients in this pilot study, using a blood-based assay was shown to identify patients more likely to have a cancer recurrence ahead of traditional imaging modalities. We believe minimal residual disease and cancer recurrence detection may help biopharmaceutical companies identify new drug development opportunities in adjuvant and early stage settings. In return, these relationships could help us establish clinical utility for our tests and create new testing opportunities related to emerging therapies. In the last quarter of 2018, we successfully launched our LUNAR assay for RUO by biopharmaceutical customers and academic researchers.
Early detection of cancer in asymptomatic individuals.
We are also developing screening tests from our LUNAR-2 program intended for early detection of cancer in asymptomatic individuals. Specifically, we are developing tests for both asymptomatic individuals at a higher risk of developing cancer due to multiple factors, including moderate to heavy smoking, hereditary risk, pre-existing infections and/or inflammatory conditions and for average risk patients who qualify under U.S. Preventive Services Task Force guidelines for colorectal cancer screening. Based on various industry sources, we estimate there are approximately 35 million individuals that satisfy one of three criteria for being susceptible to high risk cancer and approximately 85 million patients who qualify for colorectal cancer screening. Given the significantly larger potential patient population, we estimate an average selling price below that of tests for recurrence, and we believe this represents a potential market opportunity of greater than $18 billion. We believe that developing a blood test for early detection of cancer requires a vast amount of molecular and clinical data across all stages of the disease in order to better understand the biology and clinical relevance of tumor-specific biomarkers in blood. Insights generated from our vast data sets have led to the development of our LUNAR assay, which is able to simultaneously detect genomic alterations and epigenomics variations, such as, methylation changes and, nucleosomal positioning and fragmentomics signatures. For example, at the 2019 American Association of Cancer Research conference, we presented data from a study of 105 patients diagnosed with colorectal cancer, which demonstrated that this combined approach increased sensitivity beyond the approximately 50% sensitivity that we estimate a genomic-only approach yields. We further believe that we can accelerate the development of our LUNAR-2 program for an early detection test in a capital-efficient manner by commercializing Guardant360, GuardantOMNI and additional LUNAR tests. Specifically, we are using the recently launched LUNAR assay in additional studies for our development-stage LUNAR-2 program. While we believe the benefits of early detection on clinical outcomes are widely known, early cancer or precancerous detection may also benefit biopharmaceutical companies by identifying a much larger at-risk population who may benefit from early therapeutic intervention or from preventative medicines.

We believe that best-in-class technology is required to address these market opportunities, but is only one of many strengths required to create a market leading liquid biopsy platform. We believe our Guardant Health Oncology Platform has developed strengths across five critical layers, each of which facilitates success in the adjacent layers, and together the five layers form a barrier to entry and provide us a competitive advantage and a platform we can efficiently leverage across multiple products. These five layers include:
Technology - Our proprietary Guardant Health Digital Sequencing Technology combines cutting edge capabilities from multiple disciplines including biochemistry, next-generation sequencing, signal processing, bioinformatics, machine learning and process engineering to enable what we believe to be the world's market leading comprehensive liquid biopsy test with a typical turnaround time of less than seven days after we receive the sample and enable our high performing liquid biopsy tests intended for different market segments. Furthermore, our machine learning capability enables performance improvement as we incorporate additional data. We currently seek to protect our growing technology with numerous patents and pending patent applications in different jurisdictions.
Clinical utility - We believe that success in the clinical utility layer requires both independent investments in clinical research and strategic relationships with market-leading biopharmaceutical companies. We have invested heavily in clinical studies, including more than 40 clinical outcomes studies, what we believe to be the largest-ever liquid-to-tissue concordance study and a prospective interventional clinical utility study demonstrating biomarker detection rates in line with standard of care tissue testing. Our clinical research collaborations have resulted in more than 100 peer-reviewed publications. We also have relationships with over 50 biopharmaceutical customers that have provided rigorous clinical validation of our technology and early insights into test opportunities for emerging therapeutics.
Regulatory approval - We believe Guardant360 was the first comprehensive liquid biopsy test approved by the New York State Department of Health, or NYSDOH. In addition, based on our review of publicly available records, we believe our facility was the first comprehensive liquid biopsy laboratory to be certified pursuant to the Clinical Laboratory Improvement Amendments of 1988, or CLIA, accredited by the College of American Pathologists, or CAP, and NYSDOH-permitted. While approval by the U.S. Food and Drug Administration, or FDA, is currently not required to market our tests in the United States, we intend to submit to the FDA a premarket approval, or PMA, application for each of our Guardant360 and GuardantOMNI tests. In January 2018 and December 2018, respectively, the FDA granted our Guardant360 and GuardantOMNI tests breakthrough device designation for companion diagnostic use, which provides for priority review and more interactive communication with the FDA during the development process. We believe that FDA approval will become increasingly important for diagnostic tests to gain commercial adoption both in the United States and abroad. We also intend to pursue regulatory approvals in specific markets outside of the United States, including in Japan and China.
Payer coverage and reimbursement - The analytical and clinical data that we have generated in our efforts to establish clinical utility, combined with the support we have developed with key opinion leaders, or KOLs, in the oncology space have led to positive coverage decisions by a number of commercial payers. Our Guardant360 test is currently covered by Cigna, Priority Health and multiple regional Blue Cross Blue Shield plans, among others, which have adopted reimbursement policies that specifically cover our Guardant360 test for NSCLC, which we believe gives us a competitive advantage with these payers with respect to NSCLC patients. Payment from commercial payers differs depending on whether we have entered into a contract with the payers as a “participating provider.” Payers often reimburse non-participating providers, if at all, at a lower amount than participating providers. When we are not contracted with these payers, they determine the amount they are willing to reimburse us for tests. When we contract with a payer to serve as a participating provider, reimbursements by the payer are generally made pursuant to a negotiated fee schedule and are limited to only covered indications or where prior approval has been obtained. With respect to Medicare, in July 2018, Palmetto GBA, the Medicare Administrative Contractor, or MAC, responsible for administering Medicare’s Molecular Diagnostic Services Program, or MolDx, issued a local coverage determination, or LCD, for our Guardant360 test with respect to NSCLC patients who meet certain clinical criteria. We worked with Palmetto GBA to obtain this positive coverage decision through the submission of a detailed dossier of analytical and clinical data to substantiate that our Guardant360 test meets Medicare’s medical necessity requirements. Noridian Healthcare Solutions, the MAC responsible for adjudicating claims in California, where our laboratory is located, and a participant in the MolDx, recently finalized its LCD for our Guardant360 test. In September 2018, Palmetto GBA notified us that it had set the reimbursement rate for Guardant360 at $3,500 per test and we began to submit claims for reimbursement for Guardant360 clinical testing performed for Medicare beneficiaries covered under the LCDs, and in October 2018, we began to receive payments from Medicare. In March 2019, Palmetto GBA posted a proposed LCD that, if finalized as written, would provide limited Medicare coverage for use of Guardant360 for qualifying patients diagnosed with solid cancers of non-central nervous system origin. We can provide no assurances, however, that the draft LCD will be finalized as written or implemented by Palmetto GBA or the California MAC. Further, we anticipate approval by the FDA, if obtained, may support further improvements in coverage and reimbursement for our Guardant360 test.
Commercial adoption - Success in each of the layers above is important for commercial adoption of our tests by clinicians and biopharmaceutical companies. Additionally, for clinicians, endorsement by KOLs, utilization by academic centers and inclusion in national treatment guidelines are important, especially for adoption in the local community setting where 80% of cancer treatment occurs. Our relationships with key stakeholders across the oncology space, clinical data we believe to support use of Guardant360 test ahead of tissue based testing, as well as the inclusion of liquid biopsy as a potential alternative under certain circumstances to tissue biopsy in NCCN guidelines, have helped facilitate the use of our tests by 6,000 oncologists, who have collectively ordered our Guardant360 test over 100,000 times, and over 50 biopharmaceutical companies. We sold 29,592 tests to clinical customers in the year ended December 31, 2018, an increase from 25,626 and 18,663 in the year ended December 31, 2017 and 2016, respectively, and 9,521 tests in the three months ended March 31, 2019, an increase from 7,246 in the three months ended March 31, 2018. We sold 10,370 tests to biopharmaceutical customers in the year ended December 31, 2018, an increase from 6,286 and 1,830 in the year ended December 31, 2017 and 2016, respectively, and 3,762 tests in the three months ended March 31, 2019, an increase from 2,334 in the three months ended March 31, 2018.
In the United States, we market our tests to clinical customers through our targeted sales organization, which is engaged in sales efforts and promotional activities primarily to oncologists and cancer centers. Outside the United States, we market our tests to clinical customers through distributors and direct contracts with healthcare institutions. We market our tests to biopharmaceutical customers globally through our business development team, which promotes the broad utility of our tests for drug development and commercialization. Additionally, we have established a joint venture with SoftBank to accelerate commercialization of our products including in Asia, the Middle East and Africa, with our initial focus being on Japan. Our products are currently marketed in approximately 40 countries.
We generated total revenue of $49.8 million and $90.6 million in the years ended December 31, 2017 and 2018, respectively, and of $16.7 million and $36.7 million in the three months ended March 31, 2018 and 2019, respectively. We also incurred net losses of $83.2 million and $84.3 million in the years ended December 31, 2017 and 2018, respectively, and of $13.8 million and $21.4 million in the three months ended March 31, 2018 and 2019, respectively.

Summary of our product portfolio
Our product portfolio is built upon the same principle as our platform, in that success with each facilitates success for the next. Data and learnings from our Guardant360 test have benefited us in developing our GuardantOMNI test, both of which fuel development of our LUNAR-1 and LUNAR-2 programs.
The table below illustrates our current products and development programs:

Application	Status
GUARDANT360	Used by clinicians for informed therapy selection Used by biopharmaceutical companies to accelerate drug development and commercialization Developed as CDx for Tagrisso in NSCLC	Commercialization in U.S. in 2014 **80,000+** tests used by **6,000+** oncologists **28** NCCN Centers **50+** biopharmaceutical companies FDA breakthrough device designation
GUARDANT OMNI	Used by biopharmaceutical companies for comprehensive genomic profiling in both immuno-oncology and targeted therapy areas Developed as CDx for Imfinzi in NSCLC	Commercialization to biopharmaceutical companies globally in 2017 for research use FDA breakthrough device designation
LUNAR - 1	For identifying cancer recurrence in survivors and early cancer management	Commercialization to biopharmaceuticals in late 2018 for research use. Expected investigational use launch in 2H' 2019.
LUNAR - 2	For early detection of cancer in asymptomatic individuals	In development

Our strategy
Our objective is to be the leading provider of precision oncology products for cancer management across all stages of the disease and drive commercial adoption of our products. To achieve this, we intend to:

•	increase awareness of our products;

•	expand clinical utility and increase reimbursement for our products;

•	strengthen our relationships with biopharmaceutical and academia customers; and

•	leverage our Guardant Health Oncology Platform to expand our product portfolio.
Risks associated with our business
Our business is subject to a number of risks and uncertainties, including, among others, the following:

•	We have incurred significant losses since inception, we expect to incur losses in the future and we may not be able to generate sufficient revenue to achieve and maintain profitability.

•	Our current or future products may not achieve or maintain significant commercial market acceptance.

•
Our operating results may fluctuate significantly, which makes our future operating results difficult to predict and could cause our operating results to fall below expectations or any guidance we may provide.

•	New product development involves a lengthy and complex process and we may be unable to develop or commercialize products new products on a timely basis, or at all.

•	Our revenue is primarily generated from sales of our Guardant360 test and we are highly dependent on it for our success.

•	If our products, or our competitors’ liquid biopsy-based products, do not meet the expectations of patients and our customers, our operating results, reputation and business could suffer.

•
If third-party payers, including commercial payers and government healthcare programs, do not provide coverage of, or adequate reimbursement for, our tests, our commercial success will be negatively affected.

•	If we cannot compete successfully with our competitors, we may be unable to increase or sustain our revenue or achieve and sustain profitability.

•
Our products and operations are subject to extensive government regulation and oversight both in the United States and abroad, and our failure to comply with applicable requirements could harm our business.

•
If we are unable to adequately protect our intellectual property rights, or if we are accused of infringing on the intellectual property rights of others, our competitive position could be harmed or we could be required to incur significant expenses to enforce or defend our rights.

For more information regarding these risks, please see “Risk factors” in this prospectus and the documents incorporated herein by reference.
Implications of being an emerging growth company
We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. These include, but are not limited to:

•	reduced obligations with respect to financial data, including presenting only two years of audited financial statements and only two years of selected financial data in this prospectus;

•	reduced disclosure obligations regarding executive compensation in this prospectus and in our periodic reports and proxy statements;

•	an exception from compliance with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act; and

•
exemptions from the requirements of holding a non-binding advisory vote on executive compensation and the requirement to obtain stockholder approval of any golden parachute payments not previously approved.

We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.07 billion in annual revenue, we are deemed to be a large accelerated filer under rules of the SEC, or we issue more than $1.0 billion of non-convertible debt over a three-year period. We may choose to take advantage of some, but not all, of the available exemptions. We have taken advantage of certain reduced reporting burdens in this prospectus and in the documents incorporated by reference in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.
In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain new or revised accounting standards until those standards would otherwise apply to private companies. We have elected to use this extended transition period and, as a result, our financial statements may not be comparable to companies that comply with public company effective dates.

Corporate information
We were incorporated in Delaware in 2011 as Guardant Health, Inc. Our offices are located at 505 Penobscot Drive, Redwood City, California 94063. Our telephone number is (855) 698-8887. Our corporate website is www.guardanthealth.com. The information contained on or that can be accessed through our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus.
This prospectus includes our trademarks and trade names, including, without limitation, Guardant Health, Inc.®, Guardant360®, GuardantOMNI™ and our logo, which are our property and are protected under applicable intellectual property laws. This prospectus also includes trademarks, tradenames and service marks that are the property of other organizations. Solely for convenience, our trademarks and tradenames referred to in this prospectus appear without any “™” or “®” symbol, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of any applicable licensor, to these trademarks and tradenames.

The offering

Common stock offered by us	4,500,000 shares
Option to purchase additional shares
We have granted the underwriters an option to purchase up to 675,000 additional shares of common stock from us. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.

Common stock to be outstanding immediately after this offering	90,598,474 shares (or 91,273,474 shares if the underwriters exercise in full their option to purchase additional shares)
Use of proceeds
We estimate the net proceeds from this offering to us will be approximately $327.2 million, or approximately $376.3 million if the underwriters exercise in full their option to purchase additional shares, assuming a public offering price of $76.18 per share, the last reported sale price of our common stock on the Nasdaq Global Select Market on May 17, 2019, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering for general corporate purposes, including working capital, sales and marketing activities, general and administrative matters and capital expenditures. We may also use a portion of the net proceeds from this offering to fund the 10,000-plus patient prospective colorectal screening study we intend to start in the second half of 2019.

Risk factors
See “Risk factors” and other information included in or incorporated by reference in this prospectus for a discussion of factors that you should consider carefully before deciding to invest in our common stock.

Nasdaq Global Select Market symbol	“GH”
The number of shares of common stock to be outstanding after this offering is based on 86,098,474 shares of common stock outstanding as of March 31, 2019, and excludes:

•	7,378,068 shares of common stock issuable upon the exercise of options outstanding as of March 31, 2019, with a weighted-average exercise price of $4.69 per share;

•	102,498 shares of common stock issuable upon the vesting and settlement of restricted stock units, or RSUs, outstanding as of March 31, 2019;

•
3,436,451 shares of common stock reserved for future issuance under our 2018 Incentive Award Plan, or the 2018 Plan, as of March 31, 2019, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under the 2018 Plan;

•
802,548 shares of common stock reserved for future issuance under our 2018 Employee Stock Purchase Plan, or ESPP, as of March 31, 2019, as well as any automatic increases in the number of shares of our common stock reserved for further issuance under the ESPP; and

•	any shares of common stock we may issue or be required to issue to SoftBank in connection with the exercise of put or call rights in our joint venture agreement with SoftBank.
Unless otherwise indicated, all information in this prospectus assumes or gives effect to:

•	no exercise of the put or call rights in our joint venture agreement with SoftBank;

•	no exercise of the outstanding options or settlement of the outstanding RSUs referred to above; and

•	no exercise of the underwriters’ option to purchase additional shares from us.

Summary financial data
The following tables present a summary of our historical financial data for the periods ended on and as of the dates indicated. The summary consolidated statements of operations data for the years ended December 31, 2017 and 2018 are derived from our audited consolidated financial statements incorporated by reference in this prospectus. The summary consolidated statements of operations data for the three months ended March 31, 2018 and 2019, and the summary consolidated balance sheet data as of March 31, 2019, are derived from our unaudited condensed consolidated financial statements incorporated by reference in this prospectus. The unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America and on the same basis as our audited consolidated financial statements included elsewhere in this prospectus and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary for the fair presentation of our results of operations for the three months ended March 31, 2018 and 2019 and of our financial position as of March 31, 2019. Our historical results are not necessarily indicative of the results that may be expected in the future and results for the three months ended March 31, 2019 are not necessarily indicative of results to be expected for the full year or any other period. You should read the financial data below together with our audited consolidated financial statements and unaudited condensed consolidated financial statements incorporated by reference in this prospectus.

	Year Ended December 31,		Three Months Ended March 31,
(in thousands, except per share data)	2017(1)	2018(1)	2018(1)	2019(2)
			(unaudited)
Statements of Operations Data:
Revenue:
Precision oncology testing	$42,088	$78,407	$14,191	$28,837
Development services	7,754	12,232	2,501	7,818
Total revenue	49,842	90,639	16,692	36,655
Costs and operating expenses:
Cost of precision oncology testing	28,883	39,846	8,045	11,023
Cost of development services	2,735	3,364	1,208	2,512
Research and development expense	25,562	50,714	8,255	16,316
Sales and marketing expense	32,497	53,465	11,312	17,807
General and administrative expense	36,777	36,192	6,519	12,661
Total costs and operating expenses	126,454	183,581	35,339	60,319
Loss from operations	(76,612)	(92,942)	(18,647)	(23,664)
Interest income	2,234	5,266	985	2,485
Interest expense	(2,702)	(1,251)	(331)	(293)
Loss on debt extinguishment	(5,075)	—	—	—
Other income (expense), net	(1,059)	4,702	4,149	147
Loss before provision for income taxes	(83,214)	(84,225)	(13,844)	(21,325)
Provision for income taxes	7	38	—	26
Net loss	$(83,221)	$(84,263)	$(13,844)	$(21,351)
Fair value adjustment of redeemable noncontrolling interest	—	(800)	—	(4,700)
Net loss attributable to Guardant Health, Inc.	(83,221)	(85,063)	(13,844)	(26,051)
Deemed dividend related to repurchase of Series A convertible preferred stock	(4,716)	—	—	—
Deemed dividend related to change in conversion rate of Series D convertible preferred stock	(1,058)	—	—	—
Net loss attributable to common stockholders	$(88,995)	$(85,063)	$(13,844)	$(26,051)
Net loss per share attributable to common stockholders, basic and diluted	$(7.07)	$(2.80)	$(1.16)	$(0.30)
Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	12,582	30,403	11,920	85,935

(1)
The results of operations for the years ended December 31, 2017 and 2018 and the three months ended March 31, 2018 are reported under ASC Topic 605, which is the accounting standard in effect for those periods.

(2)
The results of operations for the three months ended March 2019 reflect the application of ASC Topic 606, Revenue from Contracts with Customers. We adopted ASC Topic 606 effective January 1, 2019, utilizing the modified retrospective method. See “Recent Adopted Accounting Pronouncements” in our Quarterly Report on Form 10-Q for the three months ended March 31, 2019, filed with the SEC on May 10, 2019, for differences in accounting for revenue recognition as a result of the adoption of ASC Topic 606.

	As of March 31, 2019
(in thousands)	Actual	As Adjusted (1)(2)
	(unaudited)
Balance Sheet Data:
Cash, cash equivalents and marketable securities	$492,775	$819,926
Working capital(3)	464,063	791,214
Total assets	579,171	906,322
Total liabilities	64,537	64,537
Redeemable noncontrolling interest	46,500	46,500
Total stockholders’ equity	468,134	795,285

(1)
Gives effect to the issuance and sale by us of 4,500,000 shares of common stock in this offering at an assumed public offering price of $76.18 per share, the last reported sale price of our common stock on the Nasdaq Global Select Market on May 17, 2019, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(2)
Each $1.00 increase or decrease in the assumed public offering price of $76.18 per share, the last reported sale price of our common stock on the Nasdaq Global Select Market on May 17, 2019, would increase or decrease, as applicable, the as adjusted amount of each of cash, cash equivalents and marketable securities, working capital, total assets and total stockholders’ equity by approximately $4.3 million, assuming the number of shares we are offering, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions. We may also increase or decrease the number of shares we are offering. Each increase or decrease of 100,000 shares in the number of shares we are offering would increase or decrease, as applicable, the as adjusted amounts of each of cash, cash equivalents and marketable securities, working capital, total assets and total stockholders’ equity by approximately $7.3 million, assuming the assumed public offering price per share remains the same, after deducting the estimated underwriting discounts and commissions. The as adjusted information is illustrative only, and will depend on the actual public offering price, number of shares offered and other terms of this offering determined at pricing.

(3)
We define working capital as current assets less current liabilities. See our audited consolidated financial statements and unaudited condensed consolidated financial statements and related notes incorporated by reference in this prospectus for further details regarding our current assets and current liabilities.

Risk factors
Before you invest in our common stock, you should understand the high degree of risk involved. You should carefully consider the risks described in the section entitled “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2018 filed with the SEC on March 19, 2019, which is incorporated by reference in its entirety, as well as any amendment or update thereto reflected in our subsequent filings with the SEC. You should consider carefully the risk factors discussed therein and below, and all other information contained in or incorporated by reference in this prospectus before making an investment decision. The following risks may adversely impact our business, financial condition and operating results. As a result, the trading price of our common stock could decline and you could lose part or all of your investment.
Risks related to this offering
We expect that the price of our common stock will fluctuate substantially and you may not be able to sell the shares you purchase in this offering at or above the offering price.
The market price of our common stock may be influenced by many factors, including:

•	volume and customer mix for our precision oncology testing;

•	the introduction of new products or product enhancements by us or others in our industry;

•	disputes or other developments with respect to our or others’ intellectual property rights;

•	our ability to develop, obtain regulatory clearance or approval for, and market new and enhanced products on a timely basis;

•	product liability claims or other litigation;

•	quarterly variations in our results of operations or those of others in our industry;

•	media exposure of our products or of those of others in our industry;

•	changes in governmental regulations or in the status of our regulatory approvals or applications;

•	changes in earnings estimates or recommendations by securities analysts; and

•	general market conditions and other factors, including factors unrelated to our operating performance or the operating performance of our competitors.
In recent years, the stock markets generally have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may significantly affect the market price of our common stock, regardless of our actual operating performance. These fluctuations may be even more pronounced in the trading market for our common stock shortly following this offering. If the market price of shares of our common stock after this offering does not ever exceed the public offering price, you may not realize any return on your investment in us and may lose some or all of your investment.
In addition, in the past, class action litigation has often been instituted against companies whose securities have experienced periods of volatility in market price. Securities litigation brought against us following volatility in our stock price, regardless of the merit or ultimate results of such litigation, could result in substantial costs, which would hurt our financial condition and operating results and divert management’s attention and resources from our business.

If you purchase our common stock in this offering, you will incur immediate and substantial dilution in the book value of your shares.
Investors purchasing common stock in this offering will pay a price per share that substantially exceeds the as adjusted net tangible book value per share. As a result, investors purchasing common stock in this offering will incur immediate dilution of $67.49 per share, based on an assumed public offering price of $76.18 per share, the last reported sale price of our common stock on the Nasdaq Global Select Market on May 17, 2019, and our as adjusted net tangible book value per share as of March 31, 2019. For more information on the dilution you may suffer as a result of investing in this offering, see the section of this prospectus entitled “Dilution.”
This dilution is due to the substantially lower price paid by our investors who purchased shares prior to this offering as compared to the price offered to the public in this offering and the exercise of stock options granted to our employees. The exercise of any of these options would result in additional dilution.
We may allocate the net proceeds from this offering in ways that you and other stockholders may not approve.
Our management will have broad discretion in the application of the net proceeds from the shares of common stock we sell in this offering, including for any of the purposes described in the section titled “Use of proceeds.” Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. Our management might not apply our net proceeds in ways that ultimately increase the value of your investment, and the failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in short- and intermediate-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government. These investments may not yield a favorable return to our stockholders. If we do not invest or apply the net proceeds from this offering in ways that enhance stockholder value, we may fail to achieve expected results, which could cause our stock price to decline.

Special note regarding forward-looking statements
This prospectus and the documents incorporated by reference in this prospectus contain forward-looking statements concerning our business, operations and financial performance and condition, as well as our plans, objectives and expectations for our business operations and financial performance and condition. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “aim,” “anticipate,” “assume,” “believe,” “contemplate,” “continue,” “could,” “due,” “estimate,” “expect,” “goal,” “intend,” “may,” “objective,” “plan,” “predict,” “potential,” “positioned,” “seek,” “should,” “target,” “will,” “would” and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These forward-looking statements include, but are not limited to, statements about:

•	estimates of our addressable market, future revenue, expenses, capital requirements and our needs for additional financing;

•	the implementation of our business model and strategic plans for our products, technologies and businesses;

•	competitive companies and technologies and our industry;

•	our ability to manage and grow our business by expanding our sales to existing customers or introducing our products to new customers;

•	third-party payer reimbursement and coverage decisions;

•	expectations regarding our joint venture with SoftBank;

•	our ability to establish and maintain intellectual property protection for our products or avoid claims of infringement;

•	potential effects of extensive government regulation;

•	the timing or likelihood of regulatory filings and approvals;

•	our ability to hire and retain key personnel;

•	our ability to obtain additional financing in this or future offerings;

•	the volatility of the trading price of our common stock;

•	our belief that approval of liquid biopsy by the FDA will drive benefits in several areas of our business;

•	our expectations regarding use of proceeds from our initial public offering, or IPO, and this offering; and

•	our expectations about market trends.
Forward-looking statements are based on management’s current expectations, estimates, forecasts and projections about our business and the industry in which we operate, and management’s beliefs and assumptions are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. As a result, any or all of our forward-looking statements in this prospectus or incorporated by reference in this prospectus may turn out to be inaccurate. Furthermore, if the forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. Factors that may cause actual results to differ materially from current expectations include, among other things, those described in the section entitled “Risk factors” and elsewhere in or incorporated by reference in this prospectus. Potential investors are urged to consider these factors carefully in evaluating these forward-looking statements. These forward-looking statements speak only as of the date of this prospectus. Except as required by law, we assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future. You should, however, review the factors and risks and other information we describe in the reports we will file from time to time with the SEC after the date of this prospectus.

Use of proceeds
We estimate the net proceeds from this offering will be approximately $327.2 million, or $376.3 million if the underwriters exercise in full their option to purchase additional shares, assuming a public offering price of $76.18 per share, the last reported sale price of our common stock on the Nasdaq Global Select Market on May 17, 2019, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
Each $1.00 increase or decrease in the assumed public offering price of $76.18 per share, the last reported sale price of our common stock on the Nasdaq Global Select Market on May 17, 2019, would increase or decrease, as applicable, the net proceeds to us by approximately $4.3 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions. We may also increase or decrease the number of shares we are offering. Each increase or decrease of 100,000 shares in the number of shares offered by us would increase or decrease, as applicable, the net proceeds to us by approximately $7.3 million, assuming that the assumed public offering price remains the same, and after deducting the estimated underwriting discounts and commissions.
The principal purposes of this offering are to obtain additional capital to support our operations. As of the date of this prospectus, we have no specific plan for the net proceeds from this offering, or any significant portion thereof. However, we intend to use the net proceeds from this offering primarily for general corporate purposes, including working capital, sales and marketing activities, general and administrative matters and capital expenditures. We may also use a portion of the net proceeds from this offering to fund the 10,000-plus patient prospective colorectal screening study we intend to start in the second half of 2019. In order to perform this study, we currently estimate we would need to invest between approximately $70 million and $100 million, which amounts would include the cost of performing the tests and building infrastructure relating to the study. However, these estimates are preliminary and subject to change, including due to factors beyond our control. We may also use a portion of our net proceeds to co-develop, acquire or invest in products, technologies or businesses that are complementary to our business. However, we currently have no agreements or commitments to complete any such transaction.
We will have broad discretion over the uses of the net proceeds from this offering. Pending the uses described above, we plan to invest the net proceeds from this offering in short and intermediate-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

Dividend policy
We have never declared or paid any cash dividends on our common stock, and we do not currently intend to pay any cash dividends on our common stock in the foreseeable future. We currently intend to retain all available funds and any future earnings to support operations and to finance the growth and development of our business. Any future determination to pay dividends will be made at the discretion of our board of directors subject to applicable laws and the restrictions set forth in any of our contractual agreements, and will depend upon, among other factors, our results of operations, financial condition, contractual restrictions and capital requirements. Our future ability to pay cash dividends on our common stock may also be limited by the terms of any future debt or preferred securities or future credit facility.

Capitalization
The following table sets forth our capitalization as of March 31, 2019:

•	on an actual basis; and

•
on an as adjusted basis to give further effect to the issuance and sale of 4,500,000 shares of common stock in this offering at an assumed public offering price of $76.18 per share, the last reported sale price of our common stock on the Nasdaq Global Select Market on May 17, 2019, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The as adjusted information below is illustrative only, and our capitalization following the completion of this offering will be adjusted based on the actual public offering price and other terms of this offering determined at pricing. You should read this information together with our consolidated financial statements and related notes incorporated by reference in this prospectus and the information set forth under the headings “Use of proceeds” in this prospectus and “Management’s discussion and analysis of financial condition and results of operations” in our Annual Report on Form 10-K for the year ended December 31, 2018 and our Quarterly Report on Form 10-Q for the three months ended March 31, 2019 incorporated by reference in this prospectus.

	As of March 31, 2019
(in thousands, except for share and per share amounts)	Actual	As Adjusted(1)
	(unaudited)
Redeemable noncontrolling interest	$46,500	$46,500
Stockholders’ equity:
Preferred stock, $0.00001 par value per share; 10,000,000 shares authorized, actual and as adjusted, no shares issued and outstanding, actual and as adjusted	—	—
Common stock, $0.00001 par value per share; 350,000,000 shares authorized, actual and as adjusted, 86,098,474 shares issued and outstanding, actual; 90,598,474 shares issued and outstanding, as adjusted	1	1
Additional paid-in capital	771,009	1,098,160
Accumulated other comprehensive loss	333	333
Accumulated deficit	(303,209)	(303,209)
Total stockholders’ equity	468,134	795,285
Total capitalization	$514,634	$841,785

(1)
Each $1.00 increase or decrease in the assumed public offering of $76.18 per share, the last reported sale price of our common stock on the Nasdaq Global Select Market on May 17, 2019, would increase or decrease, as applicable, the as adjusted amount of additional paid-in capital, total stockholders’ equity and total capitalization by approximately $4.3 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions. We may also increase or decrease the number of shares we are offering. Each increase or decrease of 100,000 shares in the number of shares offered by us would increase or decrease, as applicable, the as adjusted amount of each of additional paid-in capital, total stockholders’ equity and total capitalization by approximately $7.3 million, assuming that the assumed price to the public remains the same, and after deducting the estimated underwriting discounts and commissions.

The number of shares of common stock issued and outstanding, as adjusted in the table above, is based on 86,098,474 shares of common stock outstanding as of March 31, 2019, and excludes:

•	7,378,068 shares of common stock issuable upon the exercise of options outstanding as of March 31, 2019, with a weighted-average exercise price of $4.69 per share;

•	102,498 shares of common stock issuable upon the vesting and settlement of RSUs outstanding as of March 31, 2019;

•
3,436,451 shares of common stock reserved for future issuance under our 2018 Plan as of March 31, 2019, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under the 2018 Plan;

•
802,548 shares of common stock reserved for future issuance under our ESPP as of March 31, 2019, as well as any automatic increases in the number of shares of our common stock reserved for further issuance under the ESPP; and

•	any shares of common stock we may issue or be required to issue to SoftBank in connection with the exercise of put or call rights in our joint venture agreement with SoftBank.

Dilution
If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the assumed public offering price per share and the as adjusted net tangible book value per share of our common stock after this offering.
Historical net tangible book value per share represents our total tangible assets less our total liabilities divided by the total number of shares of common stock outstanding. As of March 31, 2019, our historical net tangible book value was approximately $460.6 million, or $5.35 per share, based on 86,098,474 shares of common stock outstanding as of that date.
After giving effect to receipt of the net proceeds from our sale of 4,500,000 shares of common stock at an assumed public offering price of $76.18 per share, the last reported sale price of our common stock on the Nasdaq Global Select Market on May 17, 2019, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value as of March 31, 2019 would have been approximately $787.7 million, or $8.69 per share. This represents an immediate increase in as adjusted net tangible book value of $3.34 per share to our existing stockholders and an immediate dilution of $67.49 per share to new investors participating in this offering.
The following table illustrates this dilution to new investors on a per share basis:

Assumed public offering price per share		$76.18
Historical net tangible book value per share as of March 31, 2019	$5.35
Increase in net tangible book value per share attributable to new investors participating in this offering	3.34
As adjusted net tangible book value per share after this offering		$8.69
Dilution per share to new investors participating in this offering		$67.49

Each $1.00 increase or decrease in the assumed public offering price of $76.18 per share, the last reported sale price of our common stock on the Nasdaq Global Select Market on May 17, 2019, would increase or decrease, as applicable, the as adjusted net tangible book value by $0.05 per share and the dilution per share to new investors by $0.95 per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions.
We may also increase or decrease the number of shares we are offering. Each increase or decrease of 100,000 shares in the number of shares we are offering would increase or decrease, as applicable, our as adjusted net tangible book value by approximately $7.3 million, or $0.08 per share, and decrease or increase, applicable, the dilution per share to new investors participating in this offering by $0.08 per share, assuming that the assumed public offering price remains the same, and after deducting the estimated underwriting discounts and commissions. The as adjusted information discussed above is illustrative only and will change based on the actual public offering price, number of shares and other terms of this offering determined at pricing.
If the underwriters’ option to purchase additional shares in this offering is exercised in full, the as adjusted net tangible book value would be approximately $9.17 per share, and the dilution to new investors participating in this offering would be approximately $67.01 per share.
The foregoing tables and calculations (other than the historical net tangible book value calculation) are based on 86,098,474 shares of common stock outstanding as of March 31, 2019, and excludes:

•	7,378,068 shares of common stock issuable upon the exercise of options outstanding as of March 31, 2019, with a weighted-average exercise price of $4.69 per share;

•	102,498 shares of common stock issuable upon the vesting and settlement of RSUs outstanding as of March 31, 2019;

•
3,436,451 shares of common stock reserved for future issuance under our 2018 Plan as of March 31, 2019, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under the 2018 Plan;

•
802,548 shares of common stock reserved for future issuance under our ESPP as of March 31, 2019, as well as any automatic increases in the number of shares of our common stock reserved for further issuance under the ESPP; and

•	any shares of common stock we may issue or be required to issue to SoftBank in connection with the exercise of put or call rights in our joint venture agreement with SoftBank.
To the extent any of the outstanding options described above are exercised or outstanding RSUs vest and settle, new options are issued or we issue additional shares of common stock or other equity or convertible debt securities in the future, including as payment that may be required pursuant to put and call rights in our joint venture agreement with SoftBank, there will be further dilution to investors participating in this offering.

Description of capital stock
General
The following description of our capital stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified in their entirety by reference to the full text of our amended and restated certificate of incorporation and amended and restated bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part. We urge you to read these documents before making any decision to purchase shares of our common stock in this offering.
Our authorized capital stock consists of 360,000,000 shares, all with a par value of $0.00001 per share, of which:

•	350,000,000 shares are designated as common stock; and

•	10,000,000 shares are designated as preferred stock.
Common stock
As of March 31, 2019, we had outstanding 86,098,474 shares of common stock held of record by 560 stockholders. The actual number of stockholders is greater than this number of record holders, and includes stockholders who are beneficial owners, but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include stockholders whose shares may be held in trust by other entities.
Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. An election of directors by our stockholders shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of any series of preferred stock that we may designate and issue in the future.
In the event of our liquidation or dissolution, the holders of common stock are entitled to receive proportionately our net assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. Our outstanding shares of common stock are, and the shares offered by us in this offering will be, when issued and paid for, validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.
Preferred stock
As of March 31, 2019, there were no shares of our preferred stock outstanding.
Under the terms of our amended and restated certificate of incorporation, our board of directors is authorized to direct us to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.
The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third-party to acquire, or could discourage a third-party from seeking to acquire, a majority of our outstanding voting stock. There are no shares of our preferred stock outstanding, and we have no present plans to issue any shares of preferred stock.

Options
As of March 31, 2019, options to purchase 7,378,068 shares of our common stock were outstanding under our equity compensation plans.
Restricted stock units
As of March 31, 2019, we had 102,498 shares of common stock issuable upon the vesting and settlement of outstanding RSUs.
Registration rights
We are party to an amended and restated investor rights agreement, or the Investor Rights Agreement, with certain of our stockholders who purchased shares of our convertible preferred stock prior to our IPO, which then converted to shares of our common stock in connection with our IPO. These stockholders include certain holders of 5% of our capital stock and entities affiliated with certain of our directors, as well as certain of our directors and executive officers. The Investor Rights Agreement grants rights to certain holders, including certain registration rights with respect to the registrable securities held by them, and also imposes certain affirmative obligations on us, including with respect to the furnishing of financial statements and information to the holders.
Holders of approximately 42.9 million shares of our common stock are entitled to such registration rights pursuant to the Investor Rights Agreement. These registration rights will expire on the earlier of the date that is three years after the completion of the IPO or, with respect to each stockholder following the completion of this offering, at such time as such stockholder can sell all of its registrable securities pursuant to Rule 144(b)(1)(i) of the Securities Act or holds one percent or less of our outstanding common stock and all of such stockholder’s registrable securities can be sold in any three month period without registration pursuant to Rule 144 of the Securities Act. The registration of shares of our common stock pursuant to the exercise of these registration rights would enable the holders thereof to sell such shares without restriction under the Securities Act when the applicable registration statement is declared effective. Under the Investor Rights Agreement, we will pay all expenses relating to such registrations, including the reasonable fees and disbursements of one counsel for the participating holders, and the holders will pay all underwriting discounts and commissions relating to the sale of their shares. The Investor Rights Agreement also includes customary indemnification and procedural terms.
Demand registration rights
Certain holders of a majority of the registrable securities then outstanding may, on not more than two occasions, request that we prepare, file and maintain a registration statement to register at least a majority of their registrable securities then outstanding, or a lesser percentage of their registrable securities if the anticipated aggregate offering price, net of underwriting discounts and commissions, would exceed $7.5 million. Once we are eligible to use a registration statement on Form S-3, certain holders of not less than 25% of the registrable securities then outstanding may request that we prepare, file and maintain a registration statement on Form S-3 covering the sale of their registrable securities, but only if the anticipated offering price, net of underwriting discounts and commissions, would exceed $1 million.
Piggyback registration rights
In the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, the holders of registrable securities are entitled to certain “piggyback” registration rights allowing them to include their registrable securities in such registration, subject to certain customary marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act other than with respect to a demand registration or a registration statement on Form S-4 or S-8, these holders will be entitled to notice of the registration and will have the right to include their registrable securities in the registration subject to certain limitations.

Anti-takeover provisions
Amended and restated certificate of incorporation and amended and restated bylaws
Because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the voting power of our shares of common stock outstanding will be able to elect all of our directors. Our amended and restated certificate of incorporation and amended and restated bylaws provide that all stockholder actions must be effected at a duly called meeting of stockholders and not by consent in writing. A special meeting of stockholders may be called only by a majority of our board of directors, the chair of our board of directors or our chief executive officer.
Our amended and restated certificate of incorporation further provides that the affirmative vote of holders of at least sixty-six and two-thirds percent (66-2/3%) of the voting power of all of the then outstanding shares of voting stock, voting as a single class, is required to amend certain provisions of our certificate of incorporation, including provisions relating to the size of the board, removal of directors, special meetings, actions by written consent and cumulative voting. The affirmative vote of holders of at least sixty-six and two-thirds percent (66-2/3%) of the voting power of all of the then outstanding shares of voting stock, voting as a single class, is required to amend or repeal our bylaws, although our bylaws may be amended by a simple majority vote of our board of directors.
Our amended and restated certificate of incorporation further provides that our board of directors is divided into three classes, Class I, Class II and Class III, with each class serving staggered terms.
Finally, our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the Court of Chancery of the State of Delaware is the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of us; (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees or agents to us or our stockholders; (iii) any action asserting a claim against us arising pursuant to any provision of the Delaware General Corporation Law or our amended and restated certificate of incorporation or amended and restated bylaws; or (iv) any action asserting a claim against us governed by the internal affairs doctrine; provided that, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction; and provided further that, if and only if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, such action may be brought in another state or federal court sitting in the State of Delaware. Our amended and restated certificate of incorporation also provides that the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action against us or any of our directors, officers, employees or agents and arising under the Securities Act. However, a Delaware court recently held that such an exclusive forum provision relating to federal courts was unenforceable under Delaware law, and unless and until the Delaware court decision is reversed on appeal or otherwise abrogated, we do not intend to enforce such a provision in the event of a complaint asserting a cause of action arising under the Securities Act against us or any of our directors, officers, employees or agents.
The foregoing provisions may make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of our Company by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions may also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change the control of our Company.
These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of our Company. These provisions are also designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy rights. However, these provisions may have the effect of discouraging others from making tender offers for our shares and may have the effect of deterring hostile takeovers or delaying changes in control of our Company or our management. As a consequence, these provisions also may inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts.

Section 203 of the Delaware General Corporation Law
We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•
upon closing of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (1) persons who are directors and also officers and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•
on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•
any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.
In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.
Transfer agent and registrar
The transfer agent and registrar for our common stock is Computershare Trust Company, N.A. The transfer agent and registrar’s address is 250 Royall Street, Canton, Massachusetts 02021.
Listing
Our common stock is listed on the Nasdaq Global Select Market under the symbol “GH.”

Material U.S. federal income tax consequences to non-U.S. holders
The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Internal Revenue Code, Treasury Regulations promulgated thereunder, judicial decisions and published rulings and administrative pronouncements of the U.S. Internal Revenue Service, or the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our common stock.
This discussion is limited to Non-U.S. Holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Internal Revenue Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons subject to the alternative minimum tax;

•	persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies and other financial institutions;

•	brokers, dealers or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our common stock under the constructive sale provisions of the Internal Revenue Code;

•	tax-qualified retirement plans; and

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Internal Revenue Code and entities all of the interests of which are held by qualified foreign pension funds.
If an entity treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.
THIS DISCUSSION IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of Non-U.S. Holder
For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•
a trust that (1) is subject to the primary supervision of a U.S. court and all substantial decisions of which are subject to the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Internal Revenue Code) or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions
As described in the section of this prospectus entitled "Dividend Policy," we do not currently intend to pay any cash dividends in the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “—Sale or other taxable disposition.”
Subject to the discussion below regarding effectively connected income, dividends paid to a Non-U.S. Holder will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable tax treaties.
If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.
Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.
Sale or other taxable disposition
Subject to the discussions below regarding backup withholding and FATCA, a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

•
the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

•	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•	our common stock constitutes a U.S. real property interest, or a USRPI, by reason of our status as a U.S. real property holding corporation, or a USRPHC, for U.S. federal income tax purposes.
Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.
Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by certain U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.
With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.
Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.
Information reporting and backup withholding
Payments of dividends on our common stock will not be subject to backup withholding, provided the Non-U.S. Holder certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on our common stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above or the Non-U.S. Holder otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker that does not have certain enumerated relationships with the United States generally will not be subject to backup withholding or information reporting.
Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.
Additional withholding tax on payments made to foreign accounts
Withholding taxes may be imposed under Sections 1471 to 1474 of the Internal Revenue Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or FATCA) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or, subject to the proposed Treasury Regulations discussed below, gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Internal Revenue Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Internal Revenue Code) or furnishes identifying information regarding each substantial United States owner or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Internal Revenue Code), annually report certain information about such accounts and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.
Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock. While, beginning on January 1, 2019, withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of our common stock, recently proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.
Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

Underwriting
We are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC and BofA Securities, Inc. are acting as joint book‑running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of Shares
J.P. Morgan Securities LLC
BofA Securities, Inc.
Total	4,500,000

The underwriters are committed to purchase all the shares of common stock offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.
The underwriters propose to offer the common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $          per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $          per share from the public offering price. After the initial offering of the shares to the public, if all of the shares of common stock are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. Sales of shares made outside of the United States may be made by affiliates of the underwriters.
The underwriters have an option to buy up to 675,000 additional shares of common stock from us. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.
The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $          per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without option to purchase additional shares exercise	With full option to purchase additional shares exercise
Per Share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately

$0.7 million. We have agreed to reimburse the underwriters for expenses relating to the clearance of this offering with the Financial Industry Regulatory Authority, Inc. in an amount up to $35,000.
A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.
We have agreed that we will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, hedge, lend, or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap, hedging, or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC and BofA Securities, Inc. for a period of 90 days after the date of this prospectus, subject to certain limited exceptions.
Our directors and executive officers and certain of our securityholders have entered into lock‑up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, for a period of 75 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities LLC and BofA Securities, Inc., (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, hedge, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers or stockholders in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant), or publicly disclose the intention to make any offer, sale, pledge or disposition, (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or (iii) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock.
Subject to certain additional limitations, the restrictions described in the immediately preceding paragraph do not apply to:
(i) transfers as a bona fide gift or gifts;
(ii) transfers to partners, members, beneficiaries (or the estates thereof) or stockholders of the securityholder;
(iii) transfers to any trust for the direct or indirect benefit of the securityholder or the immediate family of the securityholder;
(iv) transfers to any corporation, partnership, limited liability company, trust or other entity that controls, or is controlled by or is under common control with, the securityholder or the immediate family of the securityholder or is otherwise a direct or indirect affiliate;
(v) transfers by testate succession or intestate succession to a legal representative, heir, beneficiary or a member of the immediate family of the securityholder;
(vi) transfers by operation of law, including pursuant to an order of a court (including a domestic order or a negotiated divorce settlement) or regulatory agency;

(vii) transfers pursuant to a merger, consolidation or other similar transaction or bona fide third-party tender offer made to all holders of our capital stock involving a change of control of our, that, in each case, has been approved by our board of directors;
(viii) the exercise (including by net or cashless exercise) of stock options granted pursuant to our equity incentive plans that are described in this prospectus or warrants or any other securities existing as of the date of this prospectus, which securities are convertible into or exchangeable or exercisable for common stock;
(ix) the transfer or surrender to our company of any shares of common stock to cover tax withholdings upon a vesting event or settlement, as applicable, of any equity award under any of our equity incentive plans existing as of the date of this prospectus that are described in this prospectus or in an exhibit filed with this registration statement;
(x) the transfer or disposition of any shares of common stock purchased by the securityholder on the open market following this offering;
(xi) the transfer of shares of common stock to our company pursuant to any contractual arrangement that provides us with an option to repurchase such shares of common stock in connection with the termination of the securityholder’s employment with us;
(xii) the establishment of any contract, instruction or plan that satisfies all of the applicable requirements of Rule 10b5-1 under the Exchange Act, provided that no sales of the securityholder’s securities shall be made pursuant to such a plan prior to the expiration of the restricted period; or
(xiii) the ability of our largest securityholder to potentially enter a pledge of shares of common stock as collateral in connection with a potential bona fide loan transaction with parties who could include affiliates of certain of one or more underwriters in this offering, provided that the shares of common stock pledged thereunder remain subject to the restrictions contained in the lock-up agreement.
We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.
Our common stock is listed on the Nasdaq Global Select Market under the symbol “GH.”
In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.
The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discounts and commissions received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the Nasdaq Global Select Market, in the over‑the‑counter market or otherwise.
Other relationships
Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.
Selling restrictions
Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.
Notice to prospective investors in the European Economic Area
In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, no offer of shares may be made to the public in that Relevant Member State other than:

(i)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(ii)	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the underwriters; or

(iii)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and us that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive.
In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU), and includes any relevant implementing measure in the Relevant Member State.
Notice to prospective investors in the United Kingdom
In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the shares in the United Kingdom within the meaning of the Financial Services and Markets Act 2000.
Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.
Notice to prospective investors in Canada
The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Notice to prospective investors in Switzerland
The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.
Neither this document nor any other offering or marketing material relating to the offering, us or the shares has been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment

Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.
Notice to prospective investors in the Dubai International Financial Centre
This document relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority, or DFSA. This document is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for this document. The securities to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this document you should consult an authorized financial advisor.
In relation to its use in the Dubai International Financial Centre, or DIFC, this document is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.
Notice to prospective investors in the United Arab Emirates
The shares have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.
Notice to prospective investors in Australia
This prospectus:

(i)	does not constitute a product disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);

(ii)
has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document under Chapter 6D.2 of the Corporations Act;

(iii)
does not constitute or involve a recommendation to acquire, an offer or invitation for issue or sale, an offer or invitation to arrange the issue or sale, or an issue or sale, of interests to a “retail client” (as defined in section 761G of the Corporations Act and applicable regulations) in Australia; and

(iv)
may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, or Exempt Investors, available under section 708 of the Corporations Act.

The shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares, you represent and warrant to us that you are an Exempt Investor.
As any offer of shares under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares you undertake to us that you will not, for a period of 12 months from the date of issue of the shares, offer, transfer, assign or otherwise alienate those securities to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.
Notice to prospective investors in Japan
The shares have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the shares nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.
Notice to prospective investors in Hong Kong
The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.
Notice to prospective investors in Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(i)
a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(ii)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law;

(d)	as specified in Section 276(7) of the SFA; or

(e)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.
Solely for the purposes of its obligations pursuant to Section 309B of the SFA, we have determined, and hereby notify all relevant persons (as defined in the CMP Regulations 2018), that the shares are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).
Notice to prospective investors in Bermuda
Shares may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.
Notice to prospective investors in Saudi Arabia
This document may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations as issued by the board of the Saudi Arabian Capital Market Authority, or the CMA, pursuant to resolution number 2-11-2004 dated 4 October 2004 as amended by resolution number 1-28-2008, as amended. The CMA does not make any representation as to the accuracy or completeness of this document and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this document. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this document, you should consult an authorized financial adviser.
Notice to prospective investors in the British Virgin Islands
The shares are not being, and may not be offered to the public or to any person in the British Virgin Islands for purchase or subscription by or on behalf of the Company. The Company may be offered to companies incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands), or BVI Companies, but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the British Virgin Islands. This prospectus has not been, and will not be, registered with the Financial Services Commission of the British Virgin Islands. No registered prospectus has been or will be prepared in respect of the shares for the purposes of the Securities and Investment Business Act, 2010 or the Public Issuers Code of the British Virgin Islands.
Notice to prospective investors in China
This prospectus does not constitute a public offer of shares, whether by sale or subscription, in the People’s Republic of China, or PRC. The shares are not being offered or sold directly or indirectly in the PRC to or for the benefit of, legal or natural persons of the PRC.
Further, no legal or natural persons of the PRC may directly or indirectly purchase any of the shares or any beneficial interest therein without obtaining all prior PRC’s governmental approvals that are required, whether statutorily or otherwise. Persons who come into possession of this document are required by the issuer and its representatives to observe these restrictions.
Notice to prospective investors in Korea
The shares have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder, or FSCMA, and the shares have been and will be offered in

Korea as a private placement under the FSCMA. None of the shares may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder, or FETL. Furthermore, the purchaser of the shares shall comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the shares. By the purchase of the shares, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the shares pursuant to the applicable laws and regulations of Korea.
Notice to prospective investors in Malaysia
No prospectus or other offering material or document in connection with the offer and sale of the shares has been or will be registered with the Securities Commission of Malaysia, or the Commission, for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services License; (iii) a person who acquires the shares, as principal, if the offer is on terms that the shares may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the shares is made by a holder of a Capital Markets Services License who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.
Notice to prospective investors in Taiwan
The shares have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the shares in Taiwan.
Notice to prospective investors in South Africa
Due to restrictions under the securities laws of South Africa, the shares are not offered, and the offer shall not be transferred, sold, renounced or delivered, in South Africa or to a person with an address in South Africa, unless one or other of the following exemptions applies:

(i)	the offer, transfer, sale, renunciation or delivery is to:

(a)	persons whose ordinary business is to deal in securities, as principal or agent;

(b)	the South African Public Investment Corporation;

(c)	persons or entities regulated by the Reserve Bank of South Africa;

(d)	authorized financial service providers under South African law;

(e)	financial institutions recognized as such under South African law;

(f)
a wholly-owned subsidiary of any person or entity contemplated in (c), (d) or (e), acting as agent in the capacity of an authorized portfolio manager for a pension fund or collective investment scheme (in each case duly registered as such under South African law); or

(g)	any combination of the person in (a) to (f); or

(ii)	the total contemplated acquisition cost of the securities, for any single addressee acting as principal is equal to or greater than ZAR1,000,000.
No “offer to the public” (as such term is defined in the South African Companies Act, No. 71 of 2008 (as amended or re-enacted), or the South African Companies Act, in South Africa is being made in connection with the issue of the shares. Accordingly, this document does not, nor is it intended to, constitute a “registered prospectus” (as that term is defined in the South African Companies Act) prepared and registered under the South African Companies Act and has not been approved by, and/or filed with, the South African Companies and Intellectual Property Commission or any other regulatory authority in South Africa. Any issue or offering of the shares in South Africa constitutes an offer of the shares in South Africa for subscription or sale in South Africa only to persons who fall within the exemption from “offers to the public” set out in section 96(1)(a) of the South African Companies Act. Accordingly, this document must not be acted on or relied on by persons in South Africa who do not fall within section 96(1)(a) of the South African Companies Act, or SA Relevant Persons. Any investment or investment activity to which this document relates is available in South Africa only to SA Relevant Persons and will be engaged in South Africa only with SA relevant persons.

Legal matters
The validity of the issuance of our common stock offered in this prospectus will be passed upon for us by Latham & Watkins LLP. Cooley LLP is acting as counsel for the underwriters in connection with this offering.
Experts
Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements and related notes appearing in our Annual Report on Form 10-K for the year ended December 31, 2018, as set forth in their report included therein, and incorporated herein by reference. Such financial statements have been incorporated herein by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.
Where you can find more information
We have filed with the SEC, a registration statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information with respect to Guardant Health, Inc. and the shares of common stock offered hereby, reference is made to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address is www.sec.gov.
We maintain a website at www.guardanthealth.com. The reference to our website address does not constitute incorporation by reference of the information contained on our website, and you should not consider information on our website to be part of this prospectus.
You may also request a copy of these filings, at no cost to you, by writing or telephoning us at the following address:
Guardant Health, Inc.
505 Penobscot Drive
Redwood City, California 94063
Attention: Chief Legal Officer
(855) 698-8887

Incorporation of certain information by reference
The SEC allows us to “incorporate by reference” information from other documents that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus. We incorporate by reference into this prospectus and the registration statement of which this prospectus is a part the information or documents listed below that we have filed with the SEC:

•	our Annual Report on Form 10-K for the year ended December 31, 2018, filed with the SEC on March 19, 2019;

•
our Definitive Proxy Statement on Schedule 14A (with respect to portions thereof that are incorporated by reference into the Annual Report on Form 10-K for the year ended December 31, 2018), filed with the SEC on April 29, 2019;

•	our Quarterly Report on Form 10-Q for the three months ended March 31, 2019, filed with the SEC on May 10, 2019; and

•	our Current Reports on Form 8-K, filed with the SEC on January 7, 2019 (Item 8.01 only), April 1, 2019 and April 23, 2019, respectively.
We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference in this prospectus, including exhibits to these documents. You should direct any requests for documents to Guardant Health, Inc., Attn: Investor Relations, 505 Penobscot Drive, Redwood City, CA 94063; Telephone: (855) 698-8887; E-mail: investors@guardanthealth.com.
You also may access these filings on our website at www.guardanthealth.com. We do not incorporate the information on our website into this prospectus or any supplement to this prospectus and you should not consider any information on, or that can be accessed through, our website as part of this prospectus or any supplement to this prospectus (other than those filings with the SEC that we specifically incorporate by reference into this prospectus or any supplement to this prospectus).
Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed modified, superseded or replaced for purposes of this prospectus to the extent that a statement contained in this prospectus modifies, supersedes or replaces such statement.

4,500,000 shares

Common stock

Prospectus

J.P. Morgan	BofA Merrill Lynch

             , 2019

Part II
Information not required in prospectus
Item 13. Other expenses of issuance and distribution.
The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of common stock being registered. All amounts are estimates except for the U.S. Securities and Exchange Commission, or the SEC, registration fee, the Financial Institution Regulatory Association, or FINRA, filing fee and the Nasdaq Global Select Market, or Nasdaq, listing fee.

Item	Amount paid or to be paid
SEC registration fee	$47,781
FINRA filing fee	59,635
Printing and engraving expenses	70,000
Legal fees and expenses	350,000
Accounting fees and expenses	130,000
Transfer Agent fees and expenses	5,000
Miscellaneous expenses	2,584
Total	$665,000

Item 14. Indemnification of directors and officers.
Section 102 of the Delaware General Corporation Law, or DGCL, permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our amended and restated certificate of incorporation provides that none of our directors shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the DGCL prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.
Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation, or a person serving at the request of the corporation for another corporation, partnership, joint venture, trust or other enterprise in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he or she was or is a party or is threatened to be made a party to any threatened, ending or completed action, suit or proceeding by reason of such position, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Our amended and restated bylaws provide that we will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of us) by reason of the fact that he or she is or was, or has agreed to become, a director or officer, or, while a director or officer, is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to as an “Indemnitee”), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), liabilities, losses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. Our amended and restated bylaws provide that we will indemnify any Indemnitee who was or is a party to or threatened to be made a party to any threatened, pending or completed action or suit by or in the right of us to procure a judgment in our favor by reason of the fact that the Indemnitee is or was, or has agreed to become, a director or officer, or, while a director or officer, is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees) actually and reasonably incurred in connection with such action, suit or proceeding, and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to us, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that any Indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by us against all expenses (including attorneys’ fees) actually and reasonably incurred in connection therewith. Expenses must be advanced to an Indemnitee under certain circumstances.
We have entered into indemnification agreements with each of our directors and officers. These indemnification agreements may require us, among other things, to indemnify our directors and officers for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of his or her service as one of our directors or officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request.
We maintain a general liability insurance policy that covers certain liabilities of directors and officers of our corporation arising out of claims based on acts or omissions in their capacities as directors or officers.
In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act of 1933, as amended, or the Securities Act, against certain liabilities.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. Please read “Item 17. Undertakings” for more information on the SEC’s position regarding such indemnification provisions.
Item 15. Recent sales of unregistered securities.
Since January 1, 2016, we have made sales of the following unregistered securities (as adjusted to reflect the 0.7378-for-one reverse stock split of the Company’s common stock effected on September 19, 2018):
(a) Issuances of Capital Stock:

1.
From May 2017 to October 2017, we issued and sold an aggregate of 38,970,592 shares of our Series E convertible preferred stock at an average price per share of $8.2221, for aggregate gross consideration of approximately $320.4 million.

2.	On February 7, 2017, we issued an aggregate of 141,774 shares of our Series D convertible preferred stock pursuant to a license agreement we entered into with KeyGene N.V.

3.
From January 2016 to March 2016, we issued and sold an aggregate of 11,080,267 shares of our Series D convertible preferred stock at a price per share of $7.4767 per share for aggregate gross consideration of approximately $82.8 million.

4.	We have issued an aggregate of 404,360 shares of common stock upon the exercise of common stock warrants, for aggregate cash consideration of approximately $55,000.

5.	We have issued an aggregate of 6,548 shares of common stock upon the net exercise of preferred stock warrants.
No underwriters were involved in the foregoing issuances of securities. The securities described in paragraphs (a)(1) through (3) of Item 15 were issued to accredited investors in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(a)(2) under the Securities Act, relative to transactions by an issuer not involving any public offering, to the extent an exemption from such registration was required.
(b) Grants of Stock Options:
We have granted stock options to purchase an aggregate of 8,256,552 shares of our common stock at a weighted-average exercise price of $4.84 per share, to certain of our employees, consultants and directors in connection with services provided to us by such persons.
We have issued an aggregate of 1,357,557 shares of common stock to our employees, consultants and directors upon their exercise of stock options, for aggregate cash consideration of approximately $3.7 million.
The issuances of stock options and the shares of common stock issuable upon the exercise of the options described in this paragraph (b) were issued pursuant to written compensatory plans or arrangements with our employees, directors and consultants, in reliance on the exemption provided by Rule 701 promulgated under the Securities Act, or pursuant to Section 4(a)(2) under the Securities Act, relative to transactions by an issuer not involving any public offering, to the extent an exemption from such registration was required.
All of the foregoing securities are deemed restricted securities for purposes of the Securities Act. All certificates representing the issued shares of capital stock described in this Item 15 included appropriate legends setting forth that the securities have not been registered and the applicable restrictions on transfer.
Item 16. Exhibits and financial statement schedules
(a) Exhibits. The following documents are filed as exhibits to this registration statement.

Exhibit No.	Description
1.1	Form of Underwriting Agreement
3.1	Amended and Restated Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed October 9, 2018)
3.2	Amended and Restated Bylaws of the Registrant (incorporated by reference to Exhibit 3.2 to the Registrant’s Current Report on Form 8-K filed October 9, 2018)
5.1	Opinion of Latham & Watkins LLP
10.1
Amended and Restated Investors’ Rights Agreement, dated May 9, 2017, by and among the Registrant and the investors listed therein (incorporated by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form S-1 (File No. 333-227206))

10.2
Lease, dated November 1, 2014, by and between the Registrant and Metropolitan Life Insurance Company (incorporated by reference to Exhibit 10.2 to the Registrant’s Registration Statement on Form S-1 (File No. 333-227206))

10.2(a)
First Amendment to Lease, dated October 17, 2017, by and between the Registrant and Metropolitan Life Insurance Company (incorporated by reference to Exhibit 10.2(a) to the Registrant’s Registration Statement on Form S-1 (File No. 333-227206))

10.3#	Amended and Restated 2012 Stock Plan of the Registrant (incorporated by reference to Exhibit 10.3 to the Registrant’s Registration Statement on Form S-1 (File No. 333-227206))
10.4#
Form of Notice of Stock Option Grant and Stock Option Agreement under the Registrant’s Amended and Restated 2012 Stock Plan (incorporated by reference to Exhibit 10.4 to the Registrant’s Registration Statement on Form S-1 (File No. 333-227206))

10.5§
Joint Venture Agreement, dated May 9, 2017, by and between the Registrant and SoftBank Vision Fund (AIV M1) L.P., as assignee from SoftBank Group Capital Limited (incorporated by reference to Exhibit 10.5 to the Registrant’s Registration Statement on Form S-1 (File No. 333-227206))

10.6§
Patent License Agreement, dated January 1, 2017, by and between the Registrant and KeyGene N.V. (incorporated by reference to Exhibit 10.6 to the Registrant’s Registration Statement on Form S-1 (File No. 333-227206))

10.7§
Supply Agreement, dated September 15, 2014, by and between the Registrant and Illumina, Inc. (incorporated by reference to Exhibit 10.7 to the Registrant’s Registration Statement on Form S-1 (File No. 333-227206))

10.7(a)§
Amendment to Supply Agreement, dated August 11, 2015, by and between the Registrant and Illumina, Inc. (incorporated by reference to Exhibit 10.7(a) to the Registrant’s Registration Statement on Form S-1 (File No. 333-227206))

10.7(b)§
Amendment #2 to Supply Agreement, dated December 24, 2016, by and between the Registrant and Illumina, Inc. (incorporated by reference to Exhibit 10.7(b) to the Registrant’s Registration Statement on Form S-1 (File No. 333-227206))

10.7(c)§
Amendment #3 to Supply Agreement, dated August 14, 2017, by and between the Registrant and Illumina, Inc. (incorporated by reference to Exhibit 10.7(c) to the Registrant’s Registration Statement on Form S-1 (File No. 333-227206))

10.7(d)§
Amendment #4 to Supply Agreement, dated June 26, 2018, by and between the Registrant and Illumina, Inc. (incorporated by reference to Exhibit 10.7(d) to the Registrant’s Registration Statement on Form S-1 (File No. 333-227206))

10.8
Form of Indemnification Agreement between the Registrant and its directors and officers (incorporated by reference to Exhibit 10.8 to the Registrant’s Registration Statement on Form S-1 (File No. 333-227206))

10.9#	Registrant’s 2018 Incentive Award Plan (incorporated by reference to Exhibit 99.2(a) to the Registrant’s Registration Statement on Form S-8 (File No. 333-227762))
10.9(a)#
Form of Stock Option Agreement under the Registrant’s 2018 Incentive Award Plan (incorporated by reference to Exhibit 10.9(a) to the Registrant’s Registration Statement on Form S-1 (File No. 333-227206))

10.9(b)#
Form of Restricted Stock Award Agreement under the Registrant’s 2018 Incentive Award Plan (incorporated by reference to Exhibit 10.9(b) to the Registrant’s Registration Statement on Form S-1 (File No. 333-227206))

10.9(c)#
Form of Restricted Stock Unit Award Agreement under the Registrant’s 2018 Incentive Award Plan (incorporated by reference to Exhibit 10.9(c) to the Registrant’s Registration Statement on Form S-1 (File No. 333-227206))

10.10#
Amended and Restated Offer Letter Agreement, dated September 16, 2018, by and between the Registrant and Ian Clark (incorporated by reference to Exhibit 10.9 to the Registrant’s Quarterly Report on Form 10-Q filed November 19, 2018)

10.11#
Amended and Restated Offer Letter Agreement, dated September 16, 2018, by and between the Registrant and Stanley Meresman (incorporated by reference to Exhibit 10.10 to the Registrant’s Quarterly Report on Form 10-Q filed November 19, 2018)

10.12#	Registrant’s 2018 Employee Stock Purchase Plan (incorporated by reference to Exhibit 99.3 to the Registrant’s Registration Statement on Form S-8 (File No. 333-227762))
10.12(a)#	First Amendment to Registrant’s 2018 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.4(a) to the Registrant’s Annual Report on Form 10-K filed March 19, 2019)

10.13#	Executive Severance Plan of the Registrant (incorporated by reference to Exhibit 10.13 to the Registrant’s Registration Statement on Form S-1 (File No. 333-227206))
10.13(a)#	First Amendment to Executive Severance Plan of the Registrant (incorporated by reference to Exhibit 10.5(a) to the Registrant’s Registration Statement on Form S-1 (File No. 333-227206))
10.14#	Form of Non-Employee Director Compensation Program (incorporated by reference to Exhibit 10.14 to the Registrant’s Registration Statement on Form S-1 (File No. 333-227206))
10.15#
Form of Letter Agreement Relating to Certain Time-Based Equity Awards Held by Helmy Eltoukhy and AmirAli Talasaz (incorporated by reference to Exhibit 10.19 to the Registrant’s Annual Report on Form 10-K filed March 19, 2019)

10.16#	Offer Letter, dated May 13, 2018, by and between the Registrant and Leena Das-Young (incorporated by reference to Exhibit 10.5 to the Registrant's Quarterly Report on Form 10-Q filed May 10, 2019)
10.17#	Offer Letter, dated July 29, 2014, by and between the Registrant and Richard Lanman (incorporated by reference to Exhibit 10.6 to the Registrant's Quarterly Report on Form 10-Q filed May 10, 2019)
21.1	Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 to the Registrant’s Annual Report on Form 10-K filed March 19, 2019)
23.1	Consent of Independent Registered Public Accounting Firm
23.2	Consent of Latham & Watkins LLP (included in Exhibit 5.1)
24.1	Power of Attorney

#	Indicates management contract or compensatory plan.

§	Confidential treatment has been granted by the SEC for portions of this exhibit. These portions have been omitted from the registration statement and submitted separately to the SEC.
(b) Financial statement schedules. Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the Financial Statements or notes thereto.
Item 17. Undertakings.
The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registration has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The Registrant hereby undertakes that:

(1)
For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)
For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned Registrant hereby undertakes that, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
The undersigned Registrant hereby undertakes that, for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(1)	Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(2)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(3)
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(4)	Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

Signatures
Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Redwood City, California, on May 20, 2019.

Guardant Health, Inc.

By:	/s/ Helmy Eltoukhy
Name:	Helmy Eltoukhy
Title:	Chief Executive Officer
Signatures and power of attorney
KNOW ALL PERSONS BY THESE PRESENTS, that each person whose individual signature appears below hereby authorizes and appoints Helmy Eltoukhy and Derek Bertocci, and each of them, with full power of substitution and resubstitution and full power to act without the other, as his or her true and lawful attorney-in-fact and agent to act in his or her name, place and stead and to execute in the name and on behalf of each person, individually and in each capacity stated below, and to file any and all amendments to this Registration Statement on Form S-1, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing, ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue thereof.
Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Name	Title	Date

/s/ Helmy Eltoukhy	Chief Executive Officer (Principal Executive Officer) and Director	May 20, 2019
Helmy Eltoukhy

/s/ Derek Bertocci	Chief Financial Officer (Principal Accounting Officer and Principal Financial Officer)	May 20, 2019
Derek Bertocci

/s/ AmirAli Talasaz	President, Chief Operating Officer and Chairman of the Board of Directors	May 20, 2019
AmirAli Talasaz

/s/ Ian Clark	Director	May 20, 2019
Ian Clark

/s/ Aaref Hilaly	Director	May 20, 2019
Aaref Hilaly

/s/ Bahija Jallal	Director	May 20, 2019
Bahija Jallal

/s/ Samir Kaul	Director	May 20, 2019
Samir Kaul

/s/ Stanley Meresman	Director	May 20, 2019
Stanley Meresman

/s/ Dipchand Nishar	Director	May 20, 2019
Dipchand Nishar